Exhibit 99.1


     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES


ISSUER:            COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF: JULY 31, 2003

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        NUMBER AND DATE                      SERIES                      DATE OF               PLACEMENT         INITIAL
        OF REGISTRATION                                                  NOMINAL                EXPIRY         FACE AMOUNT
            IN THE                                                        ISSUE                  DATE             PLACED
      SECURITIES REGISTRY                                                                                          US$
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


           ISSUED IN                         UNIQUE                  March 25, 1999         March 15, 2006           143,400,000
           NEW YORK                                                  March 25, 1999         March 15, 2006            16,600,000

                                                                  --------------------------------------------------------------

                                                                         TOTALS                                      160,000,000
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
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FACE AMOUNT           ADJUST-             ADJUSTED            INTEREST           PAR            INTEREST         AMORTIZATIONS
 PLACED AND             MENT            FACE AMOUNT         ACCRUED AND         VALUE           PAID IN              PAID
OUTSTANDING            INDEX            OUTSTANDING            UNPAID                          THE MONTH         IN THE MONTH
    US$                                     KCH$                KCH$             KCH$             KCH$               KCH$
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

143,400,000           US$               101,270,514         3,833,511            105,104,025       -                  -
 14,600,000           US$                10,310,666           390,302             10,700,968       -                  -
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158,000,000                             111,581,180         4,223,813            115,804,993
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







THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




ANDRES VICUNA GARCIA-HUIDOBRO
                                             ---------------------------------
      GENERAL MANAGER                                     SIGNATURE



                                                    Monthly Change
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                                     Exchange Rate                     706.21
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                                     Interest Rate                     9.875%
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